25 October 2007

07027611

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

Dear Sir

Nedcor Ltd

~~Nedbank Group Limited~~
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group Limited – Old Mutual Bank to be integrated into Nedbank.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

PROCESSED
OCT 31 2007
THOMSON
FINANCIAL

cc ***Jonathan K Bender, Esq***

NEDBANK
GROUP

dw 10/30

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
NSX share code: NBK
ISIN: ZAE000004875
("Nedbank Group")

OLD MUTUAL BANK TO BE INTEGRATED INTO NEDBANK

Old Mutual (South Africa) Limited ("Old Mutual SA") and Old Mutual Finance (collectively "Old Mutual") and Nedbank Group have announced that Nedbank Limited ("Nedbank") will acquire Old Mutual's 50% interest in Old Mutual Bank, which operates as a division of Nedbank.

The Old Mutual Bank brand will fall away over time and Old Mutual Bank will in future trade as "Nedbank".

Old Mutual Bank has been managed as a 50/50 joint venture arrangement between Old Mutual and Nedbank since 2003. The joint venture was set up to focus on assurefinance, providing banking products and services such as home loans, vehicle finance, credit cards, transaction accounts, investments and savings deposits to clients of Old Mutual SA. In addition to its network of 46 branches, Old Mutual Bank has offered banking products to Old Mutual SA clients through intermediary and broker channels.

This joint venture arrangement will be replaced by a broader group strategy whereby Nedbank acquires Old Mutual's share of the joint venture but continues to offer intermediary and broker-friendly products through its own branch network. This will enable some branch rationalisation and a broader distribution network for these products. Nedbank will pay Old Mutual R140 million to effect the transaction.

The companies in the greater Old Mutual group in South Africa will also pilot a "Green Zone" concept where Old Mutual, Nedbank and Mutual & Federal will service clients in a common branch area initially in 20 sites across South Africa. Should the pilot group retail co-operation concept be successful, further Green Zones will be rolled out.

The integration will enable the group to realise significant cost savings due to the elimination of overlapping branches and infrastructure, enlarge its branch footprint under the Nedbank brand and build on success that Old Mutual Bank enjoyed as a result of the support of Old Mutual SA's intermediary sales channel.

Old Mutual Bank currently has client deposits of R10,7 billion and advances of R10,5 billion. The advances are predominantly made up of mortgage loans to Old Mutual clients.

For further information please contact:
Rob Shuter, MD Nedbank Retail, phone +27 (0)11 294 1331
Mike Harper, MD Retail Affluent Segment, Old Mutual SA, phone +27 (0)11 217 1352
Don Bowden, Nedbank Investor Relations, phone +27 (0)21 702 3102

Sandton
25 October 2007

Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital

END